April 19, 2006

Via U.S. Mail

William F. Carpenter III
Secretary
LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood,  Tennessee  37027

       Re:    LifePoint Hospitals, Inc.
      DEF 14A
      Filed on April 7, 2006
      File No. 0-51251

Dear Mr. Carpenter:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. Based upon the Schedule 14A filed on April 12, 2006, it would appear that Accipiter Life Sciences Fund, LP et al. have informed you of their intention to nominate and solicit proxies in support of three directors of their choice. Please advise us as to what consideration you have given to advising shareholders of this potential solicitation in opposition, especially in the event that the insurgents are successful in their lawsuit to enjoin the convening of the Annual Meeting on May 8, 2006. We note the definitive additional materials you filed April 17, 2006 with respect to the lawsuit, however, you do not appear to mention the
solicitation itself.
2. Further, we note that you did not file your Schedule 14A with the
EDGAR header tag of "PREC14A," notwithstanding the fact that you
appear to have been aware of Accipiter`s   intent to conduct a
solicitation in opposition. Please advise us as to why you opted not to file in preliminary form. Further, please tell us what consideration you have given to amending your proxy materials to provide the disclosure required pursuant to Items 4.b. and 5.b. of
Schedule 14A. Finally, please tell us whether you have received timely notice of this or any other matter for consideration by shareholders under the company`s governing instruments or the applicable state law. Describe in detail any contacts or negotiations you are having or had with Accipiter.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (212) 259-6333:

Morton A. Pierce, Esq.
Dewey Ballantine LLP
LifePoint Hospitals, Inc.
April 19, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE